UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements: Voting Rights and Capital & Director/PDMR Shareholdings

EXHIBITS

Exhibit No.	Description

1.1	Regulatory announcement dated April 1, 2011 in relation to Voting Rights and Capital.

1.2	Regulatory announcement dated April 1, 2011 in relation to Director/PDMR Shareholding.

1.3	Regulatory announcement dated April 1, 2011 in relation to Director/PDMR Shareholding.

1.4	Regulatory announcement dated April 1, 2011 in relation to Director/PDMR Shareholding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2011	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Voting Rights and Capital

RNS Number : 1445E
CSR plc
01 April 2011

1 April 2011
CSR plc
Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 173,019,128 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 173,019,128.

The above figure is after adjusting for 12,241,000 ordinary shares of 0.1p each currently held by CSR plc in treasury.

The above figure (173,019,128) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their  interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Exhibit 1.2

Director/PDMR Shareholding

RNS Number : 1502E
CSR plc
01 April 2011

1 April 2011
CSR plc ('CSR or 'the Company')
Dealing in CSR ordinary shares by a Director

The Company announces that the relevant terms of an award of 16,580 ordinary shares in CSR, made in February 2010 to Mr Kanwar Chadha have been satisfied.

In accordance with the terms of the award, on 31 March 2011, the CSR Employee Benefit Trust withheld 6,157 ordinary shares to satisfy the tax arising on transfer. The balance of the shares, comprising 10,423 ordinary shares, have been transferred to Mr Chadha.

Following this transaction, Mr Chadha holds 871,337 Ordinary Shares in the Company.

Ends

Further enquiries:

CSR plc
Will Gardiner, Chief Financial Officer
Cynthia Alers, IR Director	Tel: +44 (0) 1223 692 000

FD
James Melville-Ross
Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Exhibit 1.3

Director/PDMR Shareholding

RNS Number : 1504E
CSR plc
01 April 2011

1 April 2011
CSR plc ('CSR or 'the Company')
Dealing in CSR ordinary shares by a Director

The Company announces that the relevant terms of the conditional award of 120,000 ordinary shares in CSR, made in February 2010 to Mr Joep van Beurden have been satisfied.

In accordance with the terms of the award Mr van Beurden has elected to satisfy the tax arising on transfer of the ordinary shares out of the CSR Employee Benefit Trust by payment of cash.

Following the transfer of shares Mr van Beurden holds 145,000 ordinary shares in the Company.

Ends

Further enquiries:

CSR plc
Will Gardiner, Chief Financial Officer
Cynthia Alers, IR Director	Tel: +44 (0) 1223 692 000

FD
James Melville-Ross
Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Exhibit 1.4

Director/PDMR Shareholding

RNS Number : 1508E
CSR plc
01 April 2011

1 April 2011
CSR plc ('CSR or 'the Company')
Dealing in CSR ordinary shares by a Director

The Company announces that the relevant terms of the conditional award of 100,000 ordinary shares in CSR, made in February 2010 to Mr Will Gardiner, have been satisfied.

In accordance with the terms of the award, on 31 March 2011, the CSR Employee Benefit Trust withheld 51,773 ordinary shares to satisfy the tax arising on transfer. The balance of the shares, comprising 48,227 ordinary shares in CSR, have been transferred to Mr Gardiner.

Separately on 31 March 2011, Mr Gardiner bought 51,773 ordinary shares in CSR at a price of £3.705906 per share for his Self Invested Pension Plan.

Following these transactions, Mr Gardiner holds 128,409 Ordinary Shares in the Company.

Ends

Further enquiries:

CSR plc
Will Gardiner, Chief Financial Officer
Cynthia Alers, IR Director	Tel: +44 (0) 1223 692 000

FD
James Melville-Ross
Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

END
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